

March 21, 2012

Antonio M. Perez
Chairman and Chief Executive Officer
Eastman Kodak Company
343 State Street
Rochester, New York 14650

>   **Re: Eastman Kodak Company**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed February 29, 2012**
>   **File No. 001-00087**

Dear Mr. Perez:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis, page 25

Liquidity and Capital Resources, page 43

1.   Please tell us, and revise future filings to clarify, the nature of the "short-term uncertainty" caused by pending litigation surrounding your patents and explain how your monetization efforts relate to your obligations under DIP Credit Agreement, including any timelines you must meet.

Item 8. Financial Statements

Note 2. Significant Accounting Policies

Change in Estimate, page 63

2.   We reference the disclosure that in 2008 and again in 2011, you extended the useful lives of certain FPEG assets, including product machinery and equipment and manufacturing-related buildings. Please tell us in more detail the nature of these assets and how you made the determination in 2011 of their expected useful lives under ASC 360-10-35-3 through 35-4. Explain to us why the benefit period of the assets continues to increase, especially in light of the disclosures on page 42 that the FPEG segment is experiencing industry related volume declines resulting in decreased sales and profitability.

Goodwill, page 64

3.   With respect to the goodwill as of September 30, 2011 related to CDG and BSSG, please explain the results of your impairment testing for these reporting units under ASC 350-20-35. Discuss the method and significant assumptions used in 2011 for each reporting unit and how your determination of fair value considered ASC 350-20-35-22. Include a discussion of why, given the company's operating results, the goodwill was not impaired as of September 30, 2011. Tell us the amount of goodwill associated with the BSSG unit versus the commercial printing unit.

4.   We note that you estimated the fair value of the reporting units utilizing an income approach in 2011 while you have historically used a combination of income and market approaches with a 50% weighting for each. Please explain why you changed your method of estimating fair value in 2011. Please also explain the underlying causes for the changes in your key assumptions including an analysis of expected cash flows for 7+ years in 2011 and 5+ years in 2010 and 2009.

Note 6. Goodwill and Other Intangible Assets, page 71

5.   Given the company's operating results in the fourth quarter of 2011 that led to the bankruptcy filing in January 2012, please tell us how you considered the requirements of ASC 350-20-35-30 regarding assessing the impairment of goodwill between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Discuss the extent to which the conditions in the fourth quarter may have represented a significant adverse change in legal factors or in the business climate or a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of. Please also refer to ASC 855-10-25-1 and 855-10-55-1.

6.   Further, we see that you will phase out your dedicated capture devices business in the first half of 2012. Tell us whether the revised timing and amount of expected cash flows from that business was considered in determining if any goodwill, intangible assets or other assets related to that business are impaired at December 31, 2011. In addition, please tell us how you will consider the exit of the dedicated capture device business in determining if a reassessment of goodwill is required at March 31, 2012. Refer to ASC 855-10-25-3 and 855-10-55-2.

Note 16. Income Taxes, page 88

7.   You disclose that during the fourth quarter of 2010, based on positive evidence regarding past earnings and projected future taxable income from operating activities, you determined that it was more likely than not that you would realize a portion of deferred tax assets outside the U.S. and you recorded a tax benefit of $154 million associated with the release of a valuation allowance on those deferred tax assets. Please tell us the negative and positive evidence that you considered in making this assessment. In particular, discuss how in reaching your conclusion that it was more likely than not that you would realize a portion of these deferred tax assets you considered the fact that you had recorded a loss from continuing operations before income taxes outside the U.S. for two of the past three years. Please refer to ASC 740-10-30-16 through 30-25.

8.   You also disclose that during 2011 you determined that it was more likely than not that a portion of the deferred tax assets outside of the U.S. would not be realized and, as a result, you recorded a provision of $53 million associated with the establishment of a valuation allowance on those deferred tax assets. Please tell us the extent to which this increase in your valuation allowance related to the deferred tax assets for which you reversed a valuation allowance in 2010.

Note 18. Retirement Plans, page 94

9.   We note the disclosure on pages 97 and 98 with respect to the expected long-term rates of return on plan assets for 2010 and 2011. Please respond to the following:

- Tell us in greater detail how you determined the expected long-term rates of return on plan assets for these years using a combination of formal asset and liability studies.
- Discuss the extent to which the overall rate-of-return-on-assets assumption was based on historical returns, the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns, and how those adjustments, if any, were determined.
- Discuss how the company applied ASC 715-30-35-47 in determining the expected long-term rate of return on plan assets, including how you appropriately considered the returns being earned by the plan assets.

- Tell us how you considered the major categories of pension plan assets in your determination.

Note 26. Quarterly Sales and Earnings Data – Unaudited, page 115

10.   We note the disclosure on page 116 that you recorded a reduction of expense of approximately $43 million during the fourth quarter ended December 31, 2011 due to changes in estimates for employee benefit and compensation accruals. Please explain the nature and timing of the changes in estimates and how you determined the amount.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kristin Lochhead at (202) 551-3664 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3528 with any other questions.

                                                        Sincerely,

                                                        /s/ Amanda Ravitz

                                                        Amanda Ravitz
                                                        Assistant Director